UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Sino Charter, Inc.

Nevada	000-53155	20-8658254
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2888 Spring Lakes Drive Davidsonville, MD 21035		21035
(Address of principal executive offices)		(Zip Code)

(561) 245-5155
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

SINO CHARTER, INC.
2888 Spring Lakes Drive
Davidsonville, Maryland 21035

INFORMATION STATEMENT

       Sino Charter, Inc. (the “Company”) is mailing this information statement on or about September 5, 2008, to the holders of record of shares of its common stock as of the close of business on September 4, 2008, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

       The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

       The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

       You are receiving this information statement because the Company has been advised that MMH Group, LLC, the holder of approximately 18.2% of the outstanding shares of common stock of the Company, plan to:

•	Appoint Matthew Hayden to the Board of Directors; and

•	Accept the resignation of Bradley Miller from the Board of Directors.

       The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

      On August 1, 2008, Bradley Miller (our sole director, and our former President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer and Principal Accounting Officer) entered into a stock purchase agreement (the “Stock Purchase Agreement”, a copy of which is annexed to this Report as an Exhibit) with MMH Group, LLC (“MMH” or the “Buyer”, an entity owned by our current President Matthew Hayden, see below for more thorough discussion). Pursuant to the terms and conditions of the Stock Purchase Agreement, MMH acquired 10,000,000 shares of our common stock, or approximately 91.1% of our issued and outstanding shares of common stock.  The transaction contemplated by the Stock Purchase Agreement closed on August 4, 2008. Simultaneously with the closing of this transaction, MMH sold 2,400,000 of the shares to Ancora Greater China Fund, L.P., and sold 5,600,000 of the shares to Pope Investments II, LLC. As a result of the foregoing MMH owns 2,000,000 shares of our common stock, representing 18.2% of our outstanding common stock. MMH utilizing its working capital, paid, in consideration for these shares $82,000.

       Immediately prior to the closing of the Transaction, Bradley Miller served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer’s nominee, Matthew Hayden, was appointed to the Board of Directors;

•
Bradley Miller tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1; and

•	The parties agreed to appoint the Buyer’s nominee, Matthew Hayden, to the Board of Directors at a future date to be determined by the Buyer.

  As described above, shortly after the filing of this information statement, the Buyers intend to appoint Matthew Hayden to the Board of Directors and cause the Company to accept the resignation of Bradley Miller from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

       As of September 1, 2008, 10,977,500 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 1, 2008, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

	Amount and
	Nature of
	Beneficial	Percentage of
Name and Address of Beneficial Owner (1)	Ownership	Common Stock(2)
Matthew Hayden 7582 Windermere Court Lake Worth, Florida 33467(3)	2,000,000	18.2%
Bradley Miller (4)	0	0
Ancora Greater China Fund, L.P.	2,400,000	21.9%
Pope Investments II, LLC	5,600,000	50.1%
All directors and executive officers as a group (2 persons)	2,000,000	18.2%
(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 10,977,500 shares of Common Stock outstanding.
(3)
Shares are held in the name of MMH Group, LLC. Mr. Hayden is the Managing Partner and sole stockholder of MMH Group, LLC and the Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

(4)	Mr. Miller is the former President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer, and principal accounting officer of the Company.

Change in Control Arrangements

  Other than the transaction contemplated under the Stock Purchase Agreement as disclosed above, there were no material relationships between the Company or its affiliates and any of the parties to the Stock Purchase Agreement, other than in respect of the Stock Purchase Agreement.

  Immediately prior to the closing of the Transaction, Bradley Miller served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Matthew Hayden, was appointed to the Board of Directors; (2) Bradley Miller tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Company of an Information Statement pursuant to Rule 14f-1, and (3) the parties agreed to appoint the Buyer’s nominee, Matthew Hayden (President of the Buyer), to the Board of Directors at a future date to be determined by the Buyer.

       With the completion of the Transaction, the appointment of Matthew Hayden to the Board of Directors, and the resignation of Bradley Miller from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Matthew Hayden, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

       Mr. Hayden, born in August, 1971, age 37, was President and founder of Hayden Communications, Inc. from January 2000 through June 2006. From July 2006 to present Mr. Hayden is the President (and founder) of Hayden Communications International, Inc. Mr. Hayden performs corporate consulting and communications for companies located in the United States and Worldwide.

  Mr. Hayden is not a director with any other reporting company(s) in the United States. There are no family relationships between Mr. Hayden and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Hayden (or any member of her immediate family) had or is to have a direct or indirect material interest.

  Mr. Hayden has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Hayden has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Hayden has not, during the last five years, been a party of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

Bradley Miller, Former President /CEO, CFO and Chairman

From October 30, 2006 through August 4, 2008 when Mr. Miller resigned in connection with the Stock Purchase Agreement, Mr. Miller had been our president, chief executive officer, secretary/treasurer, chief financial officer, principal accounting officer and the sole member of the board of directors. Since April 2002, Mr. Miller has been the president of Venditio Corp., a corporation located in Oklahoma engaged in the business of distributing PC and Console Video Games to the public. From January 2000 to January 2001, Mr. Miller was business development director for Payments Group in Hong Kong. Payments Group is engaged in the business of payment processing. From January 2001 to February 2002, Mr. Miller was API Project Manager for Wiltel Communications.

      Except as previously set forth, Mr. Miller does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Miller and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Miller (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officers

Matthew Hayden, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

Information about Mr. Hayden is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

      Based solely on its review of such reports furnished to the Company, except for reports filed by Mr. Hayden, Ancora Greater China Fund, L.P. and Pope Investments II, LLC the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

          Following the acquisition of the common stock by MMH, Ancora and Pope Investments as described above, Company no longer has any transactions with related persons. Information with respect to prior related party transactions has been previously reported on Form 10-K for the fiscal year ended November 30, 2007 filed by Company.

Board Committees

      The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

     Shown on the table below is information on the annual and long-term compensation for services rendered to the Company in all capacities, for the fiscal year ended November 30, 2007, paid by the Company to all individuals serving as the Company’s chief executive officer or acting in a similar capacity during the fiscal year ended November 30, 2007, regardless of compensation level. During the last completed fiscal year, the Company did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
						Restricted		LTIP
					Other Annual	Stock	Options/	payouts	All Other
Name	Title	Year	Salary	Bonus	Compensation	Awarded	SARs (#)	($)	Compensation
Bradley Miller	Former President	2008	$0	0	0	0	0	0	0
	CEO, CFO
		2007	$0	0	0	0	0	0
		2006	$0	0	0	0	0	0
Matthew Hayden	Current	2008	$0	0	0	0	0	0	0
	CEO, CFO
	Secretary

      To date, no compensation has been awarded to, earned by or paid to Mr. Hayden, in his capacity as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

Director Compensation

      The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Sino Charter, Inc.

/s/ Matthew Hayden
Matthew Hayden
President & Chief Executive Officer
Date: September 3, 2008